Mail Stop 4-06

								October 17, 2005

Mark R. Goldston
Chief Executive Officer
United Online, Inc.
21301 Burbank Boulevard
Woodland Hills, CA 91367

	Re:	United Online, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005
and June 30, 2005
      Form 8-K filed August 2, 2005
      File No. 000-33367

Dear Mr. Goldston:

      We have reviewed your response letter dated September 8,
2005
and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior Comment no. 2 and 3
1. In your response to our comment no. 2 you indicate that Adjusted
OIBDA and Adjusted Net Income exclude certain items that do not impact the company`s cash flows. In addition we note from your response that management utilizes Adjusted OIBDA to assess the company`s ability to make capital expenditures, fund working capital requirements, incur and repay indebtedness, pay dividends and fund strategic initiatives. Considering your response that Adjusted OIBDA and Adjusted Net Income, either exclude items that do not impact the
Company`s cash flows and/or that management utilizes these measures to assess other items of liquidity, tell us why these Non-GAAP measures are not considered measures of liquidity and reconciled to the most comparable GAAP liquidity measure.

2. You indicate in response to our comment no. 2 that Adjusted OIBDA and Adjusted Net Income exclude certain items that are not reflective of the company`s core operating results over time. Considering both of these Non-GAAP measures exclude charges, such as stock compensation expense and depreciation and amortization, which appear to be recurring charges, tell us why the items excluded are not reflective of the company`s core operating results.

3. We note from your response to comment no. 2 that you do not believe there are material limitations associated with the use of Adjusted OIBDA and Adjusted Net Income but that there are limitations with using these measures. Tell us why the exclusion of material recurring charges, such as stock compensation, depreciation and income taxes, are not considered material limitations in utilizing these Non-GAAP measures, as compared to the use of the most directly comparable GAAP financial measure which includes these recurring charges.

4. In your responses to our comments no. 2 and 3 you indicate that the requirements of Item 10(e)(1) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures do not apply to furnished information under
Item 2
of Form 8-K which is not consistent with the guidance of SEC
Release
No 33-8176 or instruction 2 to Item 2.02 of Form 8-K. Tell us how you plan to address the disclosure requirements of 10 (e) (1) (i) of
Regulation S-K and Regulation G relating to Non-GAAP financial measures and provide us with your revised disclosures. Also be advised that if the Company continues to include a reconciliation of
Net Income to Adjusted Net Income on a line by line item basis in future filings, the disclosures required pursuant to the aforementioned Regulations would apply to each adjusted financial statement line item.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Megan Akst, Staff Accountant, at (202) 551-
3407
or Tom Ferraro, Senior Staff Accountant who supervised this review, at (202) 551-3225 if you have questions regarding comments on the financial statements and related matters, or me at (202) 551-3730 with any other questions.

							Very truly yours,



							Kathleen Collins
      Accounting Branch Chief
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Mark Goldston
United Online, Inc.
October 17, 2005
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